Via Edgar

October 4, 2013

Mr. Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Innodata Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 15, 2013

Form 10-Q for the Quarterly Period Ended June 30, 2013

Filed August 8, 2013

File No. 001-35774

Dear Mr. Gilmore,

Set forth below is the response of Innodata Inc. (the “Company”) to the comments in your letter dated September 11, 2013.

For reference purposes, the Staff’s comment as reflected in your letter is reproduced in bold and the corresponding response of the Company is shown below the comment.

The contact persons at the Company for these matters are O’Neil Nalavadi, Senior Vice President and Chief Financial Officer, Telephone: 201-371-8019; Facsimile: 201-488-3341, and Raj Jain, Vice Present Finance, Telephone: 201-371-8024; Facsimile: 201-488-3341.

 Form 10-K for the fiscal year ended December 31, 2012

 Management’s Discussion and Analysis of Financial Condition and Results of Operations

 Liquidity and Capital Resource, page 31

1.	We note from your financial statements that your gross accounts receivable were $14,925,000 and $22,314,000 as of December 31, 2012 and 2011, respectively, and your revenues were $86,591,000 and $73,942,000 for the years ended December 31, 2012 and 2011, respectively. Please tell us how you determined the days’ sales outstanding to be approximately 76 days and 74 days as of December 31, 2012 and 2011, respectively.

Our response to your Comment 1:

DSO calculation:

We calculated DSO using a two-step method. First, we calculated the DSO ratio using the formula: DSO Ratio = Total Revenues/Average Net Accounts Receivable. “Average Net Accounts Receivable” is the sum of net accounts receivable at the beginning of the period and net accounts receivable at the end of the period, divided by 2. In the next step we divided the 365 days in a calendar year by the DSO ratio to yield the DSO expressed in numbers of days.

We applied this methodology to calculate DSOs for December 31, 2012 and 2011 as follows:

DSO calculation as of December 31, 2012:

We divided 2012 revenues of $86,591,000 by the average net accounts receivable balance of $18,012,000 (determined by adding the net accounts receivable ending balances of $14,317,000 as of December 31, 2012 and $21,706,000 as of December 31, 2011, and dividing the resulting sum of $36,023,00 by 2) to determine that the accounts receivable turnover for 2012 was 4.81. To calculate days’ sales outstanding, we divided 365 by the accounts receivable turnover of 4.81 to yield 75.88 days or 76 days rounded off.

DSO calculation as of December 31, 2011:

We divided 2011 revenues of $73,942,000 by the average net accounts receivable balance of $15,048,000 (determined by adding the net accounts receivable ending balances of $21,706,000 as of December 31, 2011 and $8,389,000 as of December 31, 2010, and dividing the resulting sum of $30,095,00 by 2) to determine that the accounts receivable turnover for 2011 was 4.91. To calculate days’ sales outstanding, we divided 365 by the accounts receivable turnover of 4.91 to yield 74.33 days or 74 days rounded off.

There is no significant difference between the results of the above method and a method that takes into account average gross accounts receivable instead of average net accounts receivable.

Consolidated Statements of Operation and Comprehensive Income (Loss), page F-4

2.	We note your presentation of comprehensive income does not begin with net income, does not have a separate line item for comprehensive income attributable to non-controlling interests and does not include a subtotal for other comprehensive income. Please tell us your consideration for including these line items in your presentation of comprehensive income based on the guidance in ASU No. 2011-5.

Our response to your Comment 2:

The Company did not begin its presentation of comprehensive income with net income because the amount of net income was already presented in the statement of operations. In our future filings, we will apply the guidance in ASU No. 2011-5 and make corresponding disclosures.

The Company's Comprehensive income (loss) consists of a pension liability adjustment, net of taxes, and changes in the fair value of derivatives, net of taxes. Both of these adjustments are attributable to the Company and not to non-controlling interests. The Company's non-controlling interests arise from its Innodata Advanced Data Solutions segment (IADS) where there is no comprehensive income (loss) adjustment. Thus, there is no separate line for comprehensive income (loss) attributable to the non-controlling interests.

The Company did not report a subtotal for other comprehensive income in the statement of operations and comprehensive income (loss) because it considered that there was adequate disclosure of comprehensive income and its components in the footnotes to the financial statements. In our future filings we will apply the guidance in ASU No. 2011-5 and make corresponding disclosures.

Notes to Consolidated Financial Statements

Note 3 – Income taxes, pages F-11 – F-14

3.	We note from your disclosure that you have not recognized a valuation allowance against the deferred tax assets associated with the U.S. component’s net operating losses. We also note that the US component has incurred pre-tax losses for the years ended December 31, 2012, 2011 and 2010. Please tell us the factors that led you to conclude that it is more likely than not that you will be able to generate enough taxable income to utilize the respective net operating losses and that a valuation allowance was not necessary. In your response please describe, in reasonable detail, the nature of the positive and negative evidence that you considered when assessing the likelihood of realizing the deferred tax assets and indicate how the positive and negative evidence was weighted. Refer to paragraphs16 through 23 of ASC 740-10-30.

Our response to your Comment 3:

Background:

The Company generated $5.5 million and $8.3 million of pre-tax profits in 2008 and 2009, respectively, and recognized no valuation allowance. In 2010 the Company incurred a pre-tax loss of $1.2 million primarily on account of a significant revenue decline from a significant client. The Company did not recognize a valuation allowance for 2010 based on a three-year plan that the Company adopted in February 2011 to return to profitability with respect to its Content Services (CS) segment, which the Company did achieve beginning in 2011 and continuing through 2012 and into 2013. The CS segment generated $7.5 million and $13.1 million in 2011 and 2012, after eliminating inter-segment profits.

The CS segment was the Company's only reporting segment through mid-2011.

In mid-2011, the Company formed its new IADS segment to establish start-up service offerings that extract and classify data in an innovative way for the insurance and financial services sectors. IADS incurred operating losses of $2.2 million in 2011 and $6.3 million in 2012 but reported no significant revenues. This led to the consolidated pre-tax US component losses in 2011 and 2012 to which you refer in your letter.

Analysis:

In assessing the likelihood of realizing the deferred tax assets, the Company considered the following:

As noted, the CS segment was profitable in 2008, 2009, 2011 and 2012. Based on past performance, the Company believed that the CS segment standing alone should be profitable in 2013 and 2014 and should generate enough taxable income to utilize the respective net operating losses.

In analyzing the effect of IADS on the Company's ability to realize its net deferred tax asset, the Company performed a two-part analysis. The first part weighed the prospects of the IADS business if continued by the Company. The second part considered the consequence to the Company's operations should there be a sale or other termination or substantial cutback in the IADS business.

For the first part of the IADS analysis, the Company evaluated the prospects for the IADS segment every quarter. The primary positive factors were several active prospective customers as well as pilot projects that the Company performed over time for more than 15 companies. A number of the pilot projects had resulted in positive feedback. The financial and business model for IADS indicated significant revenues and profits if and when prospective clients converted into revenue generating clients.

The negative IADS factors assessed by the Company primarily related to the failure to achieve meaningful revenues. The Company ascribed the lack of revenues primarily to the conservative and slow moving nature of the insurance industry in approaching major changes in process and technology.

After weighing the positive and negative factors, the Company updated its projections in December 2012 to look to a return to profitability of the Company as a whole, including IADS, by the end of 2013.

For the second part of its analysis the Company considered the effect on IADS of a prolonged delay in winning revenue-generating clients and attaining profitability. Under this scenario the options available to the Company would include a sale or other discontinuance or substantial cutback of the IADS business. The Company has entered into no commitments that would result in significant continuing operating losses should the Company terminate the IADS business. Assuming no further acquisitions or dispositions, the Company's U.S. operations would then consist primarily of its CS business. As noted above, the Company believed that the CS business standing alone would generate sufficient taxable income to utilize the cumulative net operating losses.

As of December 31, 2012, the Company had approximately $11.4 million of net operating loss carryforwards. As a result of the foregoing analyses, the Company believed that it was more likely than not that all of the deferred tax assets will be realized. Accordingly, the Company did not recognize a valuation allowance.

The Company reviews its deferred tax assets in connection with all relevant filings and developments, and will continue to do so in connection with future filings.

Form 10-Q for the quarterly period year ended June 30, 2013

Notes to Condensed Consolidated Financial Statements

Note 5 – Comprehensive income (loss), page 12

4.	Please tell us your consideration for the disclosure requirement to identify, for each significant reclassification amount, each line item affected by the reclassification on the statement where net income is presented. Refer to ASC 220-10-45-17

Our response to your Comment 4:

Under the provisions of ASC 220-10-45-14A an entity has the option to present either on the face of the financial statements or as a separate disclosure in the notes, the changes in the accumulated balances for each component of other comprehensive income. We opted to provide such disclosures in the notes to the financial statements.

In accordance with the provisions of ASC 220-10-45-17B, the Company presented the significant amounts of reclassification by each component of accumulated other comprehensive income and provided a subtotal of each component of comprehensive income.

Direct operating costs were affected by the reclassification. The Company inadvertently omitted to include the reference to direct operating costs in its disclosure, but will apply this provision and make corresponding disclosures in its future filings.

In connection with our response to the Staff’s comments we acknowledge that:

·	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me by telephone at 201-371-8019 or by facsimile at 201-488-3341.

Sincerely,

/s/ O’Neil Nalavadi

O’Neil Nalavadi

Senior Vice President and Chief Financial Officer,